SECUR 06003090 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREEDOM INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC MAR 2006 WASH, D.C.

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREEDOM INVESTMENTS, INC., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE BARNA
NOTARY PUBLIC, State of New York
No. 01BA6130114
Qualified In Richmond County
Commission Expires July 5, 2009

Notary Public

Signature

Chairman & Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freedom Investments, Inc.

Statement of Financial Condition
December 31, 2005

Freedom Investments, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Freedom Investments, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents		$ 5,500,507
Cash segregated under Federal and other regulations		10,683,297
Receivable from customers		591,415
Securities owned		
U.S. Government securities	$ 1,661,845	
Stocks	116,101	
Warrants	19,500	1,797,446
Due from Parent		145,337
Other assets		139,375
Total assets		$ 18,857,377
Liabilities and Stockholder's Equity		
Due to Parent		50,645
Securities sold, not yet purchased - at market value		
Stocks and warrants		9,375
Payable to customers		10,781,991
Accrued expenses and other liabilities		686,788
Total liabilities		11,528,799
Commitments and contingencies (Notes 5 and 8)		
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		5,104,347
Retained earnings		2,223,231
Total stockholder's equity		7,328,578
Total liabilities and stockholder's equity		$ 18,857,377

The accompanying notes are an integral part of this financial statement.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. The Company provides on-line equity investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. ("the Parent") whose ultimate Parent is Oppenheimer Holdings Inc., a Canadian public corporation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned and securities sold, but not yet purchased are recorded on a trade date basis, and are valued at market value. Warrants are recorded at fair value. Purchases and sales of securities are recorded on a trade date basis. All securities transactions are cleared through the Parent.

Customers' securities and transactions are reported on a settlement date basis which is generally three business days after trade date.

Depreciation and amortization of fixed assets is provided on the straight line basis generally over 3 years. Fixed assets primarily relate to computer hardware and software.

The Company considers its investment in money market funds to be cash equivalents.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $250,000 or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $7,005,108, which exceeded minimum capital requirements by $6,755,108.

At December 31, 2005, Freedom had $10,683,297 cash segregated under federal and other regulations.

4. Property, Plant and Equipment

The components of furniture, fixtures, equipment and leasehold improvements at December 31, 2005 are as follows:

Furniture, fixtures and equipment	$ 1,961,213
Leasehold improvements	1,333,047
	3,294,260
Accumulated depreciation and amortization	(3,290,789)
	$ 3,471

5. Commitments

The Company leases office space through 2010.

Future minimum rental commitments under such operating leases are as follows:

Year ending December 31,	
2006	$ 352,272
2007	352,272
2008	352,272
2009	352,272
2010	205,492
	$ 1,614,580

6. Financial Instruments with Off-balance Sheet Risk and Concentration of Credit Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

7. Income Taxes

The Company is included in Oppenheimer Holdings' consolidated U.S. Federal and combined state and local income tax return, and its income tax provision is computed on a separate company basis. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the establishment of deferred amounts for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred income tax provision of $304,365 results from temporary differences related to the differences in depreciation for book and tax purposes, reserve for bad debt, and deferred fees.

Income taxes payable of $134,383 are included in due to Parent.

8. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In addition, approximately $1,778,199 of cash and cash equivalents, securities owned and investments are held in its brokerage account with the Parent. The Parent may rehypothecate these securities.

At December 31, 2005, the Company had a receivable from the Parent of $141,397 related to dividends earned by the Company's customers. These dividend payments are initially made by the Company to its customers and subsequently reimbursed to the Company by the Parent.